SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ____________

Commission File Number: 000-00795

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BADGER PAPER MILLS, INC.
200 West Front Street
Peshtigo, Wisconsin 54157

REQUIRED INFORMATION

        The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

BADGER PAPER MILLS, INC. PROFIT SHARING PLAN AND TRUST
FOR UNION EMPLOYEES

December 31, 2004 and 2003

CONTENTS

Page
Report Of Independent Registered Public Accounting Firm	1
Financial Statements
Statements Of Net Assets Available For Benefits	2
Statements Of Changes In Net Assets Available For Benefits	3
Notes To Financial Statements	4
Supplementary Information
Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Plan Administrator and Participants
Badger Paper Mills, Inc.

We have audited the accompanying statements of net assets available for benefits of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin
April 28, 2005

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2004	2003
Cash and cash equivalents	$17,814	$--
Investments, at fair value
Common trust funds	7,933,081	9,641,455
Mutual funds	21,564,172	22,891,078
Common stock	12,648	29,689

	29,509,901	32,562,222
Employer contributions receivable	301,438	341,513
Accrued income	2	3

NET ASSETS AVAILABLE FOR BENEFITS	$29,829,155	$32,903,738

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,

	2004	2003
Additions to net assets available for benefits:
Investment income (loss):
Interest income and dividends	$166,292	$215,715
Net appreciation (depreciation) in fair value
of investments	2,639,736	4,963,782

	2,806,028	5,179,497
Contributions:
Employee contributions	476,237	527,314
Employer contributions	301,438	345,566
Employee rollovers	--	22,636

	777,675	895,516

Total additions	3,583,703	6,075,013
Deductions from net assets available for benefits:
Benefits paid to participants	6,617,480	780,306
Trust and other fees	39,203	51,291

Total deductions	6,656,683	831,597

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(3,072,980)	5,243,416
Net assets available for benefits at beginning of year	32,903,738	27,700,328
Transfer to Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union
Employees	(1,603)	(40,006)

Net assets available for benefits at end of year	$29,829,155	$32,903,738

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION

The following brief description of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

1. General

The Plan is a defined contribution plan that covers substantially all union employees of Badger Paper Mills, Inc. (the “Company”) who have attained the age of 18. Full-time employees who have completed at least two months of service with the Company are eligible to make 401(k) contributions. Part-time employees are eligible to make 401(k) contributions after completing 1,000 hours of service. Employees are eligible to receive an allocation of the Company’s contribution after completing at least 1,000 hours of service during the year and they generally must be employed at year-end. The allocation is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

2. Contributions

The Company contributes to the Plan each year using the sum of two calculations. In the first calculation, the Company contributes the greater of (1) 25% of its adjusted net income (or the adjusted net income of the Peshtigo Division, if higher) as defined in the Plan, for the year or (2) 4% of the total compensation paid to Plan participants during the year plus 4% of the excess compensation as defined in the plan. In the second calculation, the Company contributes to the Plan an additional contribution based on the Company’s EBIT percentage for the year, up to a maximum contribution of 6% at 15% EBIT. The EBIT percent is calculated by dividing the earnings before interest and taxes by net sales. The maximum contribution to the profit sharing accounts on a yearly basis is 10% of the participant’s compensation in total. For the plan year ended December 31, 2004 and 2003, the Company contributed to the plan $301,438 and $345,566, respectively.

The Company also contributes to the Plan the amount elected by each participant under the Plan’s cash or deferred arrangement. A cash or deferred arrangement plan, known as CODA, as authorized by Section 401(k) of the Internal Revenue Code (“IRC”), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION — Continued

3. Vesting

Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

Vesting in the Company’s profit sharing contribution is in accordance with the following graduated vesting schedule:

Years of service	Nonforfeitable percentage
Less than 1	0%
1	33
2	66
3 or more	100

Upon death, disability or attainment of age 59-1/2, participants are automatically 100% vested regardless of years of service.

4. Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s profit sharing contribution, Plan earnings and forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. The participants share in the Company’s contributions and forfeitures on the basis of allocated shares. Shares are determined through a formula based upon each participant’s earnings and number of years of service with the Company. Plan earnings and administrative expenses are allocated based on account balances.

5. Investment Options

Upon enrollment in the Plan, a participant may direct investments consisting of his or her employee contributions and employer contributions plus actual earnings thereon in 1% increments in any of the investment options offered by the Plan.

Participants may change their investment options daily.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE A — PLAN DESCRIPTION — Continued

6. Benefits

On termination of service due to death, disability or following attainment of age 59-1/2, the participant or beneficiary is entitled to receive the full value of the participant’s account. Upon a participant’s termination from employment with the Company for any other reason, the participant is entitled to the vested balance in his or her account.

The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is a lump sum payment or direct rollover.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Use of Estimates

In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

3. Valuation of Investments

The Plan’s investments are held by Wells Fargo Bank, N.A. (the “Trustee”). Plan investments are stated at market value as reported by the Plan Trustee.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds’ net assets, stated at fair market value on the last business day of the year.

4. Payment of Benefits

Benefits are recorded when paid.

NOTE C — INVESTMENTS

The following schedule presents the investments held by the Trustee in each fund at December 31, 2004 and 2003. Investments that represent 5% or more of the Plan’s net assets are separately identified. *

	2004	2003
Common Trust Funds:
Wells Fargo Stable Return Fund *	$7,573,749	$9,261,567
Other	359,332	379,888
Mutual Funds:
Wells Fargo Growth Balanced Fund *	4,049,549	5,553,352
Wells Fargo Growth Equity Fund *	2,690,200	3,522,542
Wells Fargo Diversified Equity Fund *	2,555,252	3,221,964
Janus Overseas Fund *	2,585,040	1,264,236
Wells Fargo Large Company Growth Fund	--	1,970,486
Wells Fargo Small Cap Opportunities Fund *	5,545,492	4,015,342
MSIF Trust Mid Cap Growth Portfolio *	2,422,527	2,334,139
Other	1,716,112	1,009,017
Common Stock	12,648	29,689

	$29,509,901	$32,562,222

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE C — INVESTMENTS — Continued

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2004	2003
Common trust funds	$385,155	$604,520
Mutual funds	2,260,711	4,385,447
Common stock	(6,130)	(26,185)

	$2,639,736	$4,963,782

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE D — ADMINISTRATIVE EXPENSES

All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the IRC and ERISA. Participants will become fully vested upon termination of the Plan.

NOTE F — INCOME TAX STATUS

The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the plan administrator and the Plan’s tax counsel believe that the amended Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2004 and 2003

NOTE G — RELATED-PARTY TRANSACTIONS

Certain plan investments are managed by Wells Fargo Bank. Wells Fargo Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan has an investment in the Company’s common stock. The fair market value of the investment is $12,648 and $29,689, respectively.

SUPPLEMENTARY INFORMATION

Badger Paper Mills, Inc.
Profit Sharing Plan and Trust for Union Employees

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS HELD AT END OF YEAR

Employer ID #39-0143840 – Plan #001

December 31, 2004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Wells Fargo Bank, N.A.	Stable Return Fund	$ 7,573,749
		S&P 500 Collective Fund	359,332
*	Wells Fargo Bank, N.A.	Growth Balanced Fund	4,049,549
		Growth Equity Fund	2,690,200
		Large Company Growth Fund	895,957
		Strategic Income Fund	820,155
		Diversified Equity Fund	2,555,252
		Small Cap Opportunities Fund	5,545,492
	Janus	Overseas Fund	2,585,040
	MSIF Trust	Mid Cap Growth Portfolio Fund	2,422,527
*	Badger Paper Mills, Inc.	Common stock	12,648

			$29,509,901

* Indicates party-in-interest investment.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Badger Paper Mills, Inc., the plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BADGER PAPER MILLS, INC. PROFIT
SHARING PLAN AND TRUST FOR UNION EMPLOYEES
Date: June 29, 2005
By: /s/ Paul M. Bouthilet
Paul M. Bouthilet
Vice President and Chief Financial
Officer of Badger Paper Mills, Inc.

EXHIBIT INDEX

BADGER PAPER MILLS, INC.
PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES
FORM 11-K

Exhibit No.	Description
(23)	Consent of Grant Thornton LLP